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                            November 1, 2022

       Yishai Cohen
       Chief Executive Officer
       Landa App 2 LLC
       6 W. 18th Street
       New York, NY 10011

                                                        Re: Landa App 2 LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 7
                                                            Filed September 12,
2022
                                                            File No. 024-11648

       Dear Yishai Cohen:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2022 letter.

       Amendment No. 7 on Form 1-A POS filed September 12, 2022

       Management's Discussion and Analysis, page 60

   1. We note your response to comment 1 and the statement in the Form 1-U filed December
                                                        14, 2021 that "the
amounts outstanding under the Series    existing promissory notes issued
                                                        to Landa Holdings,
Inc., the Company   s Manager, were reduced by the respective
                                                        principal amounts of
the Refinance Notes." Please revise to clarify or advise us why you believe Management's
Discussion and Analysis does not require narrative discussion of the refinancing and
separate quantification of the amounts outstanding under the
 Yishai Cohen
Landa App 2 LLC
November 1, 2022
Page 2

      Acquisition Notes and Refinancing Notes. Advise us why updated related party transaction disclosure is not required with respect to the repayment of a material portion of the Acquisition Notes.
Pro-forma Condensed Combined Statements Of Operations, page F-145

2. We note your inclusion of the original eight Series on pages F-145 to F-146 and again on pages F-160 to F-161. Please tell us how you determined it was appropriate to present these entities in two places within the same pro forma statements of operations.
      Alternatively, please revise to remove the superfluous disclosure.
        You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameYishai Cohen
                                                            Division of
Corporation Finance
Comapany NameLanda App 2 LLC
                                                            Office of Real
Estate & Construction
November 1, 2022 Page 2
cc:       Mark Schonberger
FirstName LastName